EXHIBIT (20.1) ATTACHED TO THE CURRENT REPORT
ON FORM 8-K DATED NOVEMBER 17, 1995.


Investment Banking Division
PaineWebber Incorporated
1285 Avenue of the Americas
New York, NY 10019
212 713-2000



          November 14, 1995


Board of Directors
Big O Tires, Inc.
11755 East Peakview Avenue
Englewood, Colorado  80111

Gentlemen:

     Big O Tires, Inc. (the "Company") has entered into an Agreement and Plan of Merger, dated as of July 24, 1995 (the "Agreement"), with BOTI Holdings, Inc. ("Parent") and BOTI Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent. Pursuant to the Agreement, Purchaser will merge with and into the Company (the "Merger") and, at the effective time of the Merger, each outstanding share (other than Excluded Shares (as hereinafter defined)) of common stock, par value $.10 per share, of the Company (the "Common Stock") will be converted into the right to receive $16.50 in cash, without interest (the "Merger Consideration"). "Excluded Shares" means shares of Common Stock that are (i) held by certain members of the Company's senior management, (ii) held by certain participants in the Company's Employee Stock Ownership Plan or (iii) held by, or under contract to be acquired by: (A) the Company, Parent or Purchaser, (B) their respective direct or indirect subsidiaries or (C) any stockholder or affiliate of Parent or Purchaser.

     You have asked us whether or not, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than holders of Excluded Shares).

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed, among other public information, the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994 and a draft of the Company's Form 10-Q and the related unaudited financial information for the nine months ended September 30, 1995;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (4) Reviewed the historical market prices and trading activity for the Common Stock and compared such price and trading history with that of certain other publicly traded companies which we deemed relevant;

     (5) Compared the financial position and operating results of the Company with those of certain other publicly traded companies which we deemed relevant;

     (6) Reviewed the proposed financial terms of the Merger and compared such terms with the financial terms of certain other mergers and acquisitions which we deemed relevant;

     (7) Reviewed the Agreement and a draft of the proxy statement relating to the Merger (the "Proxy Statement") as proposed to be filed with the Securities and Exchange Commission; and

     (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available or supplied or otherwise communicated to us by or on behalf of the Company, and we have not independently verified such information. We have assumed that the financial forecasts examined by us were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future performance of the Company. We have not undertaken, and have not been provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and have assumed that all material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company's consolidated financial statements. We have, at the request of the Company, solicited third party indications of interest with respect to the acquisition of the Company. Our opinion is based on the regulatory, economic, monetary and market conditions existing on the date hereof.

     Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote with respect to the Merger. This opinion does not address the relative merits of the Merger and any other potential transactions or business strategies discussed by the Board of Directors of the Company or the Investment Committee thereof as alternatives to the Merger or the decision of the Board of Directors of the Company to proceed with the Merger.

     This opinion has been prepared solely for the use of the Board of Directors of the Company and shall not be reproduced, summarized, described or referred to, or given to any other person or otherwise made public without the prior written consent of PaineWebber Incorporated; provided, however, that this letter may be reproduced in full in the Proxy Statement.

     PaineWebber Incorporated is currently acting as financial advisor to the Investment Committee in connection with the Merger and will receive a fee upon delivery of this opinion and upon consummation of the Merger. We may provide financial advisory or other investment banking services to the Company in the future.

     In the ordinary course of our business, we may trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than holders of Excluded Shares).

               Very truly yours,

               PAINEWEBBER INCORPORATED

               /s/ PaineWebber Incorporated